UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-12504

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below: The Macerich Property Management Company 401(k) Profit Sharing Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

THE MACERICH
PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2023

WITH

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND SUPPLEMENTAL INFORMATION

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm, Plante & Moran, PLLC
Exhibit 23.2 — Consent of Independent Registered Public Accounting Firm, Baker Tilly US, LLP

Note: Other schedules required by 29 CFR 2520. 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1914 (“ERISA”) have been omitted because they are not applicable.

Reports of Independent Registered Public Accounting Firms

To the Plan Administrator and Plan Participants
The Macerich Property Management Company
401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of The Macerich Property Management Company 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2023; the related statement of changes in net assets available for benefits for the year ended December 31, 2023; and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2023 and the changes in its net assets for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

We have served as the Plan’s auditor since 2024.

Chicago, Illinois
June 25, 2024

Reports of Independent Registered Public Accounting Firms

To the Plan Administrator and Plan Participants of
The Macerich Property Management Company 401(k) Profit Sharing Plan

Opinion on the Financial Statement

We have audited the accompanying statement of net assets available for benefits of The Macerich Property Management Company 401(k) Profit Sharing Plan (the Plan) as of December 31, 2022, and the related notes to financial statement. In our opinion, the financial statement present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Plan's auditor since 2020.

/s/ Baker Tilly US, LLP

Frisco, Texas
June 23, 2023

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2023 AND 2022

	December 31,
	2023	2022
ASSETS
INVESTMENTS
Investments at fair value	$192,736,384	$164,734,502
Investments at contract value	14,381,747	15,982,283
	207,118,131	180,716,785

RECEIVABLES
Notes receivable from participants	912,222	773,357
Employer contribution	261,524	309,628
	1,173,746	1,082,985

NET ASSETS AVAILABLE FOR BENEFITS	$208,291,877	$181,799,770

The accompanying notes are an integral part of these financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2023

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$26,899,056
Dividends	5,425,764
Interest	519,774
Other income	110,232
32,954,826

Interest income on notes receivable from participants	52,287

Contributions:
Participants	7,366,655
Employer	3,493,353
Rollovers	340,211
Total Contributions	11,200,219

Total additions	44,207,332

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	17,482,833
Administrative expenses	232,392
Total Deductions	17,715,225

NET INCREASE IN NET ASSETS	26,492,107

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	181,799,770

END OF YEAR	$208,291,877

The accompanying notes are an integral part of these financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 1:  DESCRIPTION OF THE PLAN

The following description of The Macerich Property Management Company 401(k) Profit-Sharing Plan (the “Plan”) provides only general information. Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering eligible employees of The Macerich Property Management Company LLC and participating affiliates (the “Company,” the “Employer” and the “Plan Administrator”) as defined in the Plan document. The Plan is subject to the provision of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the qualification provisions of the Internal Revenue Code (the “Code”).

On July 6, 2022, the Plan was amended as follows: (i) provide for the arbitration of participant claims and class action waivers, effective as of January 1, 2022; and (ii) provide for partial distributions, effective as of July 1, 2022.

Administration

The Company is the Plan Administrator (as defined in ERISA). The Company has designated an Administrative Committee (the “Committee” and the “Trustees”). Among other duties, it is the responsibility of the Committee to select and monitor the performance of investments, the Plan custodian, the Plan third-party record keeper, and other service providers to the Plan; and to maintain certain administrative records. The Committee has engaged a third party recordkeeper, Empower Retirement, LLC (“Empower”) to provide recordkeeping and administrative services. The Committee has entered into a Retirement Plan Consulting Services Agreement with UBS Retirement Plan Consulting Services Program to provide investment advisory services to the Plan. The Committee has engaged Mesirow to provide investment management services in connection with the asset allocation models in the Plan.

Employee Participation and Eligibility

All employees of the Company may enter the Plan immediately following his or her satisfaction of the eligibility requirements. Full-time and part-time employees are eligible provided the employee is not a leased employee; is not a non-resident alien; and is not covered by a collective bargaining agreement as to which retirement benefits are the subject of good faith bargaining. Temporary employees have an additional requirement and are eligible once the employee completes twelve consecutive months of employment during which the employee provides at least 1,000 hours of service. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 5 percent of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The Plan also includes a voluntary automatic increase feature which allows participants to elect to automatically increase their deferral rate by 1 percent annually until the deferral rate reaches 12 percent.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(CONTINUED)

NOTE 1:  DESCRIPTION OF THE PLAN (CONTINUED)

Contributions

Each year, participants may defer pre-tax or after-tax Roth contributions of up to 50 percent of their compensation, as defined in the Plan and subject to certain limitations set forth in the Code. The Company provides matching contributions, under the “Safe Harbor” provisions under Sections 401(k)(12) and 401(m)(11) of the Code. In accordance with these provisions, the Company makes matching contributions equal to 100 percent of the first three percent of compensation deferred by a participant and 50 percent of the next two percent of compensation deferred by a participant. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans (rollovers). Participants direct the investment of their contributions and company matching contributions into various investment options offered by the Plan, as further discussed in Note 3.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s Safe Harbor matching contribution, and Plan earnings; and charged with any withdrawals or distributions requested by the participant, investment losses, and an allocation of administrative expenses that are paid by the Plan, if applicable. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting Provisions

Participant accounts, including salary deferrals and Safe Harbor matching contributions, are 100 percent vested at all times.

Notes Receivable From Participants

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balances, whichever is less. The notes are secured by the balance in the participant’s vested account and bear interest at the prime rate plus one at issuance, as defined by the Plan document. Notes outstanding during 2023 bear interest ranging from 4.25% to 9.50%. Principal and interest are paid ratably through payroll deductions over a term not to exceed five years. A participant applying for a note through the Plan will be charged a $50 processing fee. The processing fee is nonrefundable and will be used to offset the administrative expenses associated with the note. The fee will be deducted from the participant’s proceeds prior to distribution of the loan.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant may receive the value of the vested interest in his or her account as a single cash lump-sum or partial cash lump-sums distributions. Upon reaching 59 ½ years of age, a participant shall be entitled to make in-service withdrawals of the participant’s account in the form of a lump-sum payment.

The Plan also permits hardship withdrawals which meet a hardship purpose of immediate and heavy financial need as provided in the Plan document. Hardship withdrawals may be subject to certain income tax penalties.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(CONTINUED)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
 Basis of Accounting

The financial statements of the Plan have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for the guaranteed interest contract, which is valued at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Committee determines the Plan's valuation policies utilizing information provided by the investment advisors, consultants and insurance company. The investments and changes therein of the trust funds have been reported to the Plan by the Custodian using fair value and contract value, as indicated. See Note 5 for further discussion of the guaranteed interest contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 and 2022.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Administrative expenses that are not paid by the Plan are paid by the Company and excluded from these financial statements. Administrative expenses paid by the Plan for the year ended December 31, 2023 were $232,392. This consisted of $10,184 of direct participant expenses and $222,208 paid to Empower to cover the Plan’s recordkeeping, investment advisor, and investment manager expenses.

Revenue Sharing

Revenue sharing arrangements exist for some of the Plan's investment funds. The revenue sharing is not used to pay the Plan's administrative expenses, but rather is credited to the accounts of the participants invested in the respective investment funds which generate the revenue. Revenue sharing for the year ended December 31, 2023 was $110,232.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(CONTINUED)

NOTE 3:  INVESTMENTS

The Plan allows participants to allocate their accounts among several investment options.  These options include numerous registered investment companies, a guaranteed interest contract and the Macerich Company Common Stock Fund.  Participants may change their investment elections daily for both existing account balances and future contributions.

The Macerich Company Common Stock Fund allows participants the ability to participate in the ownership of their employer’s common stock.  Participants are not allowed to allocate more than 25 percent of a participant’s account balance and/or deferrals to this investment.  For liquidity purposes, a portion of this fund may be invested in a money market fund classified as a registered investment company. Total funds invested in the common stock were $2,046,049 and $1,547,000 at December 31, 2023 and 2022, respectively. Total funds invested in money market funds were $86,260 and $78,060 at December 31, 2023 and 2022, respectively.

NOTE 4:  FAIR VALUE MEASUREMENTS

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1                                                       Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                        Inputs to the valuation methodology include:
◦quoted prices for similar assets or liabilities in active markets;
◦quoted prices for identical or similar assets or liabilities in inactive markets;
◦inputs other than quoted prices that are observable for the asset or liability; and
◦inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                       Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2023 and 2022.

The registered investment companies are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, based upon quoted market prices.  The Macerich Company Common Stock Fund is valued at the NAV of the fund at year-end, based upon (1) the quoted market price of the Company common stock shares held at year-end, and, (2) the NAV of the quoted market price of the money market fund shares held at year-end, which together comprise the Macerich Company Common Stock Fund.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(CONTINUED)

NOTE 4:  FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2023 and 2022:

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Registered Investment Companies	$190,604,075	$—	$—	$190,604,075
Macerich Company Common
Stock Fund	2,132,309	—	—	2,132,309
Total Assets	$192,736,384	$—	$—	$192,736,384

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Registered Investment Companies	$163,109,442	$—	$—	$163,109,442
Macerich Company Common
Stock Fund	1,625,060	—	—	1,625,060
Total Assets	$164,734,502	$—	$—	$164,734,502

NOTE 5:  FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT
The Plan has a benefit-responsive investment contract (the “SAGIC”) with MassMutual Life Insurance Company ("MassMutual"). MassMutual maintains the contributions in a general contract. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the SAGIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed interest contract issuer is contractually obligated to repay the principal and interest earned at a specified interest rate that is guaranteed to the Plan.
The guaranteed investment contract is fully benefit-responsive, and as such contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract was $12,746,051 and $13,802,122 at December 31, 2023 and 2022, respectively. The average crediting interest rate is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value of the investment. The separate account guaranteed interest contract does not allow the crediting interest rate below zero percent.

Average Yields	2023	2022
Based on actual earnings	4.01%	3.51%
Based on interest rate credited to participants	4.01%	3.51%

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) complete or partial termination of the Plan, (2) the establishment or activation of, or material change in, any Plan investment fund, or an amendment to the Plan or a change in the administration or operation of the Plan, including the removal of a group of employees from Plan coverage as a result of the sale or liquidation of a subsidiary or division or as a result of group layoffs or early retirement programs. The guaranteed interest contract does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with the investment agreement. The Plan administrator does not believe that any events have occurred which would limit the Plan’s ability to transact at contract.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(CONTINUED)
NOTE 6:  RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Company common stock through the Macerich Company Common Stock Fund.  These are related-party and party-in-interest transactions. The Plan held common stock shares valued at $2,046,049 and $1,547,000 at December 31, 2023 and 2022, respectively. The Plan received dividend income from the Macerich Company Common Stock Fund of $90,534 for the year ended December 31, 2023.

The Macerich Company Common Stock Activity
2023
Shares purchased	17,226
Shares sold	22,013
Shares held as of December 31	132,602

Notes receivable from participants also qualify as party-in-interest transactions.

As described in Note 1, the Plan has a number of service providers. Such parties are parties-in-interest under ERISA. As described in Note 5, the SAGIC is managed by Great West Investments (Empower). Empower is the record-keeper for the Plan, and therefore these transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by employees and officers of the Company. The Plan does not compensate these employees and officers.

All transactions are exempt from the prohibited transaction rules under ERISA.

NOTE 7:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 8:  TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 10, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Code.  Although the Plan has been amended since receiving the 2016 determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and related trust is tax-exempt.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require the recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(CONTINUED)

NOTE 9:  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2023	2022
Net assets available for benefits per the financial statements	$208,291,877	$181,799,770
Less employer contribution receivable	(261,524)	(309,628)
Net assets available for benefits per Form 5500	$208,030,353	$181,490,142

The following is a reconciliation of the change in net assets per the financial statements for the year ended December 31, 2023 to Form 5500:

Net increase in assets per the financial statements	$26,492,107
Add employer contribution receivable as of December 31, 2022	309,628
Less employer contribution receivable as of December 31, 2023	(261,524)
Net increase in assets per Form 5500	$26,540,211

NOTE 10:  RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, concentration, market and credit risks. Market risks include global events, such as a pandemic or international conflict, which could impact the value of investment securities. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
SCHEDULE H, ITEM 4I
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 95-4853294 PLAN NO. 001
DECEMBER 31, 2023

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock Fund
*	The Macerich Company	Common Stock (132,602 shares)	**	$2,046,049
	Fidelity Investments	Fidelity Institutional Money Market Funds Government Institutional Class	**	86,260
				2,132,309
	Registered Investment Companies
	American Funds	American Funds New Perspective R5	**	6,156,808
	American Funds	American Funds Strategic Bond R6	**	7,277,603
	Dimensional Fund Advisors	Dfa Real Estate Securities I	**	3,707,578
	Dimensional Fund Advisors	Dfa Selectively Hedged Global F/I I	**	2,235,132
	Fidelity Investments	Fidelity Large Cap Growth Index	**	24,834,086
	Janus Henderson	Janus Henderson Enterprise I	**	9,994,858
	Schwab Funds	Schwab Fdmtl Intl Lg Co Idx	**	8,441,998
	Vanguard	Vanguard 500 Index Admiral	**	20,556,159
	Vanguard	Vanguard Balanced Income Fund	**	5,213,221
	Vanguard	Vanguard Core Bond Admiral	**	7,130,118
	Vanguard	Vanguard International Growth Adm	**	7,691,784
	Vanguard	Vanguard Real Estate Index Admiral	**	1,970,313
	Vanguard	Vanguard Small Cap Index Adm	**	5,453,028
	Vanguard	Vanguard Target Retirement 2020 Inv	**	3,245,305
	Vanguard	Vanguard Target Retirement 2030 Inv	**	12,705,689
	Vanguard	Vanguard Target Retirement 2040 Inv	**	8,959,734
	Vanguard	Vanguard Target Retirement 2050 Inv	**	8,505,553
	Vanguard	Vanguard Target Retirement 2060 Inv	**	3,562,829
	Vanguard	Vanguard Target Retirement Income Inv	**	462,657
	Vanguard	Vanguard Total Bond Market Index Inst	**	7,312,927
	Vanguard	Vanguard Total Intl Stock Index Instl	**	5,857,009
	Vanguard	Vanguard Total Stock Market Idx Instl	**	9,315,900
	Vanguard	Vanguard Value Index I	**	13,383,937
	Victory	Victory Sycamore Established Value R	**	6,629,849
				190,604,075
	Guaranteed Investment Contract
*	Empower Capital Management, LLC	MassMutual SAGIC Core Bond I	**	14,381,747

*	Participant Loans	Interest rates at 4.25% to 9.50%, various maturities	-	912,222

				$208,030,353
*Indicates a party-in-interest
**Cost omitted for participant-directed investments

REQUIRED INFORMATION

The Macerich Property Management Company 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2023, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consents of Plante & Moran, PLLC, and Baker Tilly US, LLP with respect to the annual financial statements of the Plan are filed as Exhibit 23.1 and Exhibit 23.2, respectively, to this Annual Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf on June 25, 2024, by the undersigned hereunto duly authorized.

THE MACERICH PROPERTY MANAGEMENT

COMPANY 401(K) PROFIT SHARING PLAN

By:	/s/ Olivia Leigh
Olivia Leigh, Trustee

By:	/s/ Cory Scott
Cory Scott, Trustee

By:	/s/ Chris Zecchini
Chris Zecchini, Trustee

Exhibit Index

Exhibit Number	Description
23.1*	Consent of Independent Registered Public Accounting Firm, Plante & Moran, PLLC
23.2*	Consent of Independent Registered Public Accounting Firm, Baker Tilly US, LLP

* Filed herewith